

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Suying Liu
Chairman and Chief Executive Officer
Mountain Crest Acquisition Corp.
311 West 43rd Street, 12th Floor
New York, NY 10036

Re: Mountain Crest Acquisition Corp.
Amendment 1 to Registration Statement on Form S-1
Filed May 27, 2020
File No. 333-238320

Dear Dr. Liu:

We have reviewed your amended registration statement and have the following comment. In our comments we may ask you to provide us information so that we may better understand your disclosure

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed May 27, 2020

General

1.   Please revise your registration statement to fill in the blanks, including disclosing the number of common stock that you are authorized to issue on pages 29, 57, and 97, the number of authorized and unissued shares of common stock on page 29, and the dealer concessions on page 103.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Senior Counsel, at (202) 551-3345 with any other questions.

Suying Liu
Mountain Crest Acquisition Corp.
May 28, 2020
Page 2


Sincerely,

Division of Corporation Finance
Office of Manufacturing


cc: Giovanni Caruso, Esq.